UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

AMENDMENT NO. 1

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

LIFECORE BIOMEDICAL, INC.

(Name of Subject Company (Issuer))

SBT ACQUISITION INC.

SBT HOLDINGS INC.

WARBURG PINCUS PRIVATE EQUITY IX L.P.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

CUSIP Number 532187101

(CUSIP Number of Class of Securities)

Sean Carney

Warburg Pincus Private Equity IX, L.P.

466 Lexington Avenue

New York, NY 10017

212-878-0600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Steven J. Gartner, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$251,880,143.00	$9,898.89

*

Estimated for purposes of calculating the filing fee only.  The transaction value was calculated on the offer to purchase all of the outstanding shares of common stock of Lifecore Biomedical, Inc. at a purchase price of $17.00 in cash per share and 13,558,691 shares of common stock issued and outstanding as of February 18, 2008 and 1,257,788 shares of common stock issuable on or before the expiration of the offer pursuant to existing stock options.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Value by 0.0000393, and was previously paid in connection with the initial filing of the Schedule TO.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
	Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 21, 2008 (the “Schedule TO”) by SBT Acquisition Inc., SBT Holdings Inc. and Warburg Pincus Private Equity IX L.P.  This Amendment No. 1 is being filed on behalf of SBT Acquisition Inc., SBT Holdings Inc. and Warburg Pincus Private Equity IX, L.P.

The Schedule TO relates to the offer by SBT Acquisition Inc., a Minnesota corporation (“Purchaser”) and a direct wholly owned subsidiary of SBT Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lifecore Biomedical, Inc., a Minnesota corporation (“Lifecore”), at a purchase price of $17.00 per Share net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the offer to purchase dated February 21, 2008 (the “Offer to Purchase”) and related letter of transmittal (the “Letter of Transmittal”), copies of which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes Parent and Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares Purchaser acquires in the Offer.

All of the information set forth in the Offer to Purchase along with the other exhibits to the Schedule TO is incorporated by reference herein in response to all the items of this Amendment No. 1, except as set forth below.  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1, 4, 5, 6, 7, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

                “The Offer expired at 5:00 p.m., New York City time, on Thursday, March 20, 2008.  Following such expiration, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer and payment for such Shares will be made promptly in accordance with the terms of the Offer.  The Depositary for the Offer has advised that, as of 5:00 p.m., New York City time, on March 20, 2008, a total of approximately 12,769,687 Shares were validly tendered and not withdrawn in the Offer (including Shares tendered by notices of guaranteed delivery), representing approximately 94.18% of the outstanding Shares.  Accordingly, the Minimum Condition has been satisfied.

                On March 21, 2008, Parent and Purchaser issued a press release announcing the completion of the Offer.  The press release is filed as Exhibit (a)(1)(J) hereto and is incorporated herein by reference.

                Pursuant to the terms of the Merger Agreement, Parent and Purchaser expect to effect the Merger as soon as practicable following the satisfaction of the conditions in the Merger Agreement.  In the Merger, Parent will acquire all of the other Shares at the same $17.00 per share net to the seller in cash, without interest and less any required withholding taxes, if any, that will be paid to the holders of the Shares that were tendered in the Offer.  As a result of the Merger, Lifecore will become a wholly owned subsidiary of Parent and the Shares will be delisted from and will cease to trade on the NASDAQ Stock Market.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“ (a)(1)(J)               Text of Press Release issued by SBT Holdings Inc. and SBT Acquisition Inc. on March 21, 2008.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 21, 2008

SBT ACQUISITION INC.

By:	/s/ Noah Knauf
	Name:	Noah Knauf
	Title:	President

SBT HOLDINGS INC.

By:	/s/ Noah Knauf
	Name:	Noah Knauf
	Title:	President

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX, LLC, its General Partner

By:	Warburg Pincus Partners LLC, its Sole Member

By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Scott Arenare
	Name:	Scott Arenare
	Title:	Partner

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated February 21, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Text of Press Release issued by Lifecore on January 15, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Lifecore on January 15, 2008).
(a)(1)(G)	Transcript of Lifecore Conference call on January 15, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Lifecore on January 15, 2008).
(a)(1)(H)	Text of Press Release issued by Lifecore on February 14, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Lifecore on February 14, 2008).
(a)(1)(I)	Summary Advertisement published on February 21, 2008.
(a)(1)(J)	Text of Press Release issued by SBT Holdings Inc. and SBT Acquisition Inc. on March 21, 2008.
(b)	Not Applicable.
(d)(1)(A)

Agreement and Plan of Merger, dated as of January 15, 2008, by and among Lifecore, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Lifecore on January 15, 2008).

(d)(1)(B)

Limited Guarantee from Warburg Pincus Private Equity IX, L.P., dated January 15, 2008 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Lifecore on January 15, 2008).

(d)(1)(C)	Confidentiality Agreement, dated July 21, 2006, by and between Lifecore and Warburg Pincus LLC.
(g)	Not Applicable.
(h)	Not Applicable.